                                                                      EXHIBIT 19

BUTLER MANUFACTURING COMPANY
Second Quarter Report 2002
Six Months Ended June 30, 2002

To Our Shareholders:
Second quarter sales for Butler Manufacturing Company were $213 million, comparable to a year ago. Net earnings for the quarter were $0.3 million, or $.05 per share, compared with $3.4 million, or $.54 per share, earned in the second quarter of 2001. The significant decline in net earnings for the quarter is primarily due to lower selling prices depressing gross profit margins.

For the first six months sales decreased 3% to $396 million compared with $409 million a year ago. Through June, the net loss was $5.1 million, or $.81 per share, compared with net earnings of $0.6 million, or $.10 per share last year.

For the first six months, sales in the North American Building Systems segment were $176 million, approximately 13% lower than a year ago. Year to date operating results for the segment reflected a loss of $7.2 million. The significant decline in the nonresidential construction markets has heightened price competition depressing gross margins. Expenses have been well managed and are flat with a year ago, despite substantially higher health care and pension related costs. The Company's manufacturing capacity that was temporarily idled late last year remains off-line and at this point in the market cycle will likely not be needed until signs of a market rebound are well underway.

In the International Building Systems segment, six months' sales were up 52%, all driven by our China building systems business. Operating income in this segment was approximately $3.0 million compared with $0.3 million a year ago, all related to our China operations. The China diversification strategy is building critical mass in an important and dynamic growth market. This businesses' earnings contribution helped to dampen the current cyclical decline in the North American market. Its future growth should provide greater positive earnings momentum. The addition of our second plant in China, announced earlier this year, is on schedule for an early 2003 opening.

We reported the sale of our European pre-engineered metal buildings business to the Lindab AB Group in the first quarter. We did not close this transaction in the second quarter as anticipated due to delays in receiving government approvals. The approvals were received in early July and we anticipate closing the sale of this business within the next few weeks. The business operated at breakeven year to date.

Through June, the Vistawall Architectural Products segment sales were $108 million, 7% lower than a year ago. Operating earnings were $4.1 million compared with $7.5 million last year. The significant decline in office and retail construction markets reduced the market opportunity and heightened price competition, lowering the gross profit margins in this business. Expenses have been reduced in this segment helping to offset a portion of the decline in gross profit. Office construction, an important market for this business, has seen a steep correction over the past year and while the rate of decline has eased, there is no indication of a sustained upturn anytime soon.

Butler Construction's sales were $65 million compared with $51 million in the first half of 2001. Operating earnings were $1.1 million compared with $0.7 million for the same period a year ago. The strong start in this business and the excellent backlog led to the positive improvement through the first six months. The Real Estate segment sales were $6 million compared with $16 million for the first half last year. The decline reflects the overall downturn in the nonresidential construction market and the lower backlog of projects at the beginning of this year. Pretax earnings, which included rent and fee income for this business, were $1.5 million compared with $2.6 million a year ago.

The Company's balance sheet remains solid with approximately $44 million in cash at the end of the quarter. There is always room for improvement in managing our assets and generating cash flow and that is our focus. The accounting scandals of the past few months have shaken investor confidence. I want to assure you that Butler Manufacturing Company has always followed conservative accounting practices recording expenses and revenues appropriately. The alignment of shareholders' interests with the employees and management of Butler is clear with over 18% of Butler common stock in our hands. That fact and our uncompromising values will continue to serve us well in the future, regardless of the changing regulatory environment.

As expected, the first six months of the year have been difficult. F. W. Dodge reports that nonresidential construction orders through May, the latest data available, declined 11% compared with a year ago. The nonresidential construction economy continues to trend downward nearing the lows set in the early 1990's. Against this backdrop, we are balancing the near-term operating environment with careful management of expenses and





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selective investment in our growth strategy to emerge from this current downturn even stronger than today. The Company's backlog totals $332 million, 3% lower than a year ago. Our higher margin product backlog is equal to a year ago and the construction backlog is down 15%.

At this point in the cycle, it is difficult to predict market conditions for the balance of the year. We anticipate some seasonal pick-up in the third quarter, typically the strongest quarter of the year. However, we anticipate pricing conditions to remain very competitive and that, coupled with higher steel costs related to the tariffs announced earlier this year, will keep the pressure on gross margins and operating profitability.



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
CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                      2002            2001            2002            2001
---------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Net sales                                         $   213,421      $   213,672     $   396,273      $   408,531
Cost of sales                                         184,210          180,014         344,943          350,108
                                                  -----------      -----------     -----------      -----------
    Gross profit                                       29,211           33,658          51,330           58,423
Selling, general and administrative expenses           27,909           27,131          55,746           55,318
                                                  -----------      -----------     -----------      -----------
Restructuring charge (credit)                              --               --              --               --
                                                  -----------      -----------     -----------      -----------
    Operating income (loss)                             1,302            6,527          (4,416)           3,105
Other income, net                                         686              220             616              706
                                                  -----------      -----------     -----------      -----------
    Earnings (loss) before interest and taxes           1,988            6,747          (3,800)           3,811
Interest expense                                        1,975            1,594           3,933            3,073
                                                  -----------      -----------     -----------      -----------
    Pretax earnings (loss)                                 13            5,153          (7,733)             738
Income tax expense (benefit)                             (281)           1,728          (2,659)             116
                                                  -----------      -----------     -----------      -----------
    Net earnings (loss)                           $       294      $     3,425     $    (5,074)     $       622
                                                  ===========      ===========     ===========      ===========

Basic earnings (loss) per common share            $      0.05      $      0.55     $     (0.81)            0.10
                                                  ===========      ===========     ===========      ===========
Diluted earnings (loss) per common share          $      0.05      $      0.54     $     (0.81)     $      0.10
                                                  ===========      ===========     ===========      ===========

Basic weighted average number of shares             6,315,046        6,282,620       6,302,643        6,278,123
Diluted weighted average number of shares           6,324,684        6,290,487       6,302,643        6,282,057

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------------------
AT JUNE 30,                                 2002         2001                                             2002          2001
-------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
                                                                  LIABILITIES &
ASSETS:                                                           SHAREHOLDERS' EQUITY:
    Cash and equivalents                 $  44,431   $   18,270   Notes payable                         $   2,413     $   2,037
    Receivables, net                       116,583      138,275   Current maturities of
    Inventories                             58,986       57,218        long-term debt                       5,567         5,586
    Real estate developments                                      Accounts payable                         76,179        69,737
         in progress                        18,459       42,491   Accrued liabilities                      91,386        69,908
    Prepaid income taxes                    16,635       10,587   Taxes on income                           3,960         8,793
    Other current assets                     8,468        6,475   Dividends payable                         1,136         1,069
                                        ----------   ----------                                         ---------     ---------
         Total current assets              263,562      273,316        Total current liabilities          180,641       157,130

    Investments and other assets            52,777       42,004   Deferred income taxes                     3,683         1,409
    Assets held for sale                     3,684        3,832   Other non-current liabilities            18,041        19,017
    Plant and equipment, net               138,335      125,946   Long-term debt                           97,916       103,274
                                                                  Shareholders' equity                    158,077       164,268
                                        ----------   ----------                                         ---------     ---------
                                        $  458,358   $  445,098                                         $ 458,358     $ 445,098
                                        ==========   ==========                                         =========     =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,                  2002         2001                                              2002         2001
-------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
CASH FROM                                                         CASH FROM
OPERATING ACTIVITIES:                                             FINANCING ACTIVITIES:
    Net earnings (loss)                 $   (5,074)  $      622    Dividends                               (2,264)       (2,131)
    Depreciation and amortization            9,000        8,282    Net change in long-term debt              (328)       49,976
    Change in assets and liabilities        (2,700)      (2,737)   Net change in short-term debt              263       (33,095)
    Other, net                                  55          (19)   Purchase and sale of
                                        ----------   ----------
                                                                        treasury stock, net                   673           620
       Total                                 1,281        6,148    Other, net                                  75          (299)
                                        ----------   ----------                                         ---------     ---------
                                                                        Total                              (1,581)       15,071
                                                                                                        ---------     ---------
CASH FROM
INVESTING ACTIVITIES:
    Capital expenditures                    (3,068)     (18,656)
    Other, net                              (4,770)      (1,148)      INCREASE/(DECREASE) IN
                                        ----------   ----------
       Total                                (7,838)     (19,804)      CASH AND EQUIVALENTS              $  (8,138)    $   1,415
                                        ----------   ----------                                         =========     =========